


08003936

PRESS RELEASE

Wolters Kluwer 2008 Full-Year Guidance Update

Reiteration of EPS, operating profit margin, free cash flow, and return on invested capital guidance, despite weaker market conditions. Organic revenue growth expectations for full year adjusted.

Amsterdam (July 21, 2008) - Wolters Kluwer, a leading global information services and publishing company, today reiterated its 2008 full-year earnings per share, operating profit margin, free cash flow, and return on invested capital guidance. Full-year organic revenue growth outlook is adjusted from 4% to 3% due to impact of recent market conditions in non-subscription product lines. In light of the current volatility and uncertainty in the financial markets, Wolters Kluwer is announcing the full-year outlook ahead of the scheduled publication of half-year results on July 30, 2008.

Highlights

- Adjustment of 2008 full-year organic revenue growth guidance from 4% to 3%
- Reiteration of full-year guidance for:
  - Ordinary earnings per share of €1.52-€1.57 in constant currencies
  - Ordinary EBITA margin of 20%
  - Free cash flow of approximately €400 million in constant currencies
  - Return on invested capital of 8%

Nancy McKinstry, CEO and Chairman of the Executive Board, commented on the company's future growth prospects:

"While the underlying profitability of the business remains strong and we reiterate all other key performance indicators, the impact of recent market conditions in our non-subscription products lines, particularly within Corporate & Financial Services, require that we adjust full-year organic revenue growth expectations. Importantly, the fundamentals of our recurring revenue business remain on track with stable margins, improving retention rates, growth in higher margin online and software solutions, and efficiencies resulting from prior restructuring initiatives. These fundamentals are driving margin growth, strong cash flow, and double-digit earnings growth.

We are confident that the foundation is in place for sustained profitability and long-term growth around our strategy of serving professionals with innovative information, software and services. We continue to invest in growth and manage the business for the long term. Our strong balance sheet allow us to seize attractive growth opportunities."

2008 Outlook

Key Performance Indicators	
Organic revenue growth	3%
Ordinary EBITA margin	20%
Free cash flow[1]	± €400 million
Return on invested capital	8%
Diluted ordinary EPS[1]	€1.52 - €1.57

[1] Constant rate EUR/USD = 1.37 for outlook 2008

Calendar

Half-Year 2008 Results	July 30, 2008
Investor Day (London)	September 25, 2008
Trading Update	November 5, 2008

Full overview available at www.wolterskluwer.com.



About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services globally for professionals in the health, tax, accounting, corporate, financial services, legal, and regulatory sectors. Wolters Kluwer has annual revenues (2007) of €3.4 billion, maintains operations in over 33 countries across Europe, North America, and Asia Pacific and employs approximately 19,500 people worldwide. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. Visit www.wolterskluwer.com for information about our market positions, customers, brands, and organization.

Forward-looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Kevin Entricken
Vice President, Investor Relations
t + 31 (0)20 60 70 407
ir@wolterskluwer.com

www.wolterskluwer.com

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